Exhibit 99.1

 Company announcement – No. 8 / 2018

Zealand Pharma 2017 full-year results in line with guidance – considerable progress in the clinical portfolio

Copenhagen, March 7, 2018 – Zealand Pharma A/S (“Zealand”) (CVR No. 20 04 50 78) announces financial results in line with guidance and considerable progress for its product portfolio and business for the 12-month period from January 1 to December 31, 2017.

Financial results for the full year 2017

o     Revenue of DKK 139.8 million/USD 22.5 million (-40% vs. 2016).

•           Royalty revenue of DKK 38.8 million/USD 6.2 million (+59% vs. 2016).

•           Milestone revenue of DKK 101.0 million/USD 16.3 million (-52% vs. 2016).

o     Net operating expenses of DKK 371.5 million/USD 59.9 million (+16% vs. 2016).

o     Net loss for the year of DKK 272.3 million/USD 43.9 million (+77% vs. 2016).

o     Cash including securities amounted to DKK 669.7 million/USD 107.9 million at year-end (2016: DKK 642.1 million/USD 91.0 million).

Business highlights and updates for Q4 2017 and the period thereafter

o                Glepaglutide, a long acting GLP-2 analog for the treatment of short bowel syndrome:

•           Orphan drug designation granted by the FDA.

•           Phase 2 results presented at ASPEN conference in Las Vegas.

•           PK trial concluded, confirming potential for once-weekly dosing.

•           Principal investigators for Phase 3 program appointed.

o     Dasiglucagon HypoPal® rescue pen: First Phase 3 trial completed and second Phase 3 trial ongoing with results expected in 2018.

o     Dasiglucagon for the treatment of congenital hyperinsulinism: Safe-to-proceed letter from the FDA, confirming readiness for Phase 3 initiation.

o     Dasiglucagon for the treatment of diabetes in dual-hormone pump: Phase 2a data presented at ATTD conference in Vienna.

o     Research collaborations with Uniquest (Australia) and Torrey Pines (U.S.) to identify peptides relevant to specialty gastrointestinal and metabolic diseases.

o     Strengthening of organizational capabilities and Ivan Møller appointed as Senior Vice President, Technical Development & Operations.

o     Zealand has retained Dr. Francois Nader, MD, MBA as strategic adviser to Management to leverage his deep U.S. and global biopharma expertise,

Britt Meelby Jensen, President and CEO of Zealand, comments on the year:

“2017 was a defining year for Zealand, with significant progress across the business. Our portfolio includes four late stage clinical programs where we have full ownership, one in Phase 3 and two planned for Phase 3 initiation this year, with potential to launch into major markets in three to four years. With expanded market access for Soliqua® 100/33 in the U.S., we expect substantial increases in royalty revenue from Sanofi in the years to come. I look forward to strong progress for our late-stage clinical programs during 2018, to the benefit of both patients and shareholders.”

Financial guidance for 2018

For 2018, Zealand expects a continued increase in royalty payments from Sanofi. No specific guidance on the level of royalties can be provided, as Sanofi has not provided any guidance on expected 2018 Soliqua® 100/33 sales.

Net operating expenses in 2018 are expected to be within the range DKK 475-495 million (USD 76-80 million). The increase compared with 2017 is explained primarily by higher levels of clinical development costs associated with the advancement of glepaglutide and the dasiglucagon programs.

Pipeline

Zealand’s pipeline consists of two frontrunner programs: glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome, and dasiglucagon, a liquid formulated glucagon analog in development as three distinct medicines.

The pipeline also consists of two product candidates within obesity and type 2 diabetes for once-weekly dosing: a long-acting amylin analog and a GLP-1/GLU dual-acting agonist.

In addition, we have a number of preclinical programs, with potential for development solely by Zealand or in partnership. At least one candidate drug is capable of advancing to Phase 1 clinical development in early 2019.

Zealand’s Annual Report 2017

This announcement is a summary and is qualified by, and should be read in conjunction with, Zealand’s Annual Report for 2017, published today and attached to this announcement. A PDF version of the Annual Report can also be accessed and downloaded from the home page of Zealand’s website. Printed versions of the Annual Report 2017 will be available from the beginning of April, and a printed copy can be requested by contacting Zealand at investors@zealandpharma.com.

Conference call today at 4:00 pm CET / 10:00 am ET

Zealand’s Management will be hosting a conference call today at 16:00 CET to present the full-year results and the Annual Report for 2017. Participating in the call will be President and Chief Executive Officer Britt Meelby Jensen, Executive Vice President and Chief Financial Officer Mats Blom and EVP Chief Medical & Development Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

DK standard access	+45 3515 8121
U.K. and international	+44 (0) 330 336 9411
U.S. (free dial-in)	+1 646 828 8143
Passcode	9815289

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/bv5m4iba, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be made available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Senior Vice President, Chief Financial Officer

Tel: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

NOTE: Exchange rates used: 31 Dec 2017 = 6.2077 and 31 Dec 2016 = 7.0528

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim, and a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.